Exhibit 99.1

NEWS RELEASE

OLYMPUS: ZEDEX SHAREHOLDERS APPROVES AMALGAMATION WITH OLYMPUS

Toronto, December 17, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") Mr. David Seton, Chairman, and Chief Executive Officer of Olympus, is pleased to announce that Zedex Minerals Limited (ASX: ZDX) held its Special General Meeting on December 17 in New Zealand. The business of the meeting was held to consider an amalgamation of the New Zealand incorporated subsidiary of Olympus Pacific Minerals Inc. (Olympus Pacific Minerals NZ Ltd.) Those attending the meeting in person and by proxy represented holders of 202,101,619 shares (70.3% of total shares on issue).

The result of the meeting was that the two resolutions put to Zedex shareholders were approved by an overwhelming majority vote of 69% of the Company. The transaction does not require a vote of Olympus shareholders.

Olympus’ and Zedex’s directors are delighted with the result of the meeting and believe this new entity will be able to take full advantage of developing the considerable gold resources at four core properties located in Malaysia and Vietnam. Olympus Pacific Minerals Inc. is expected to start trading on the ASX: OYM early in the first quarter 2010.

Olympus is a diversified Southeast Asia gold mining company with high quality low cost mines including premium exploration assets. The Company is operating two mines in central Vietnam and processing the ore production through its Bong Mieu Gold Processing Plant at an annualized rate of 40,000 oz. In the fourth quarter 2010 Olympus expects to commission its second gold plant expanding the company’s annualized production to some 80,000 oz.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522  F: (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to esource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on  forward-looking information.